

Mail Stop 7010

December 19, 2008

<u>**via U.S. mail and facsimile**</u>

Daniel Novegil, Chief Executive Officer
Ternium S.A.
46A, Avenue John F. Kennedy—2nd floor
Luxembourg L-1855

> **RE: Ternium S.A.**
> **SEC Comment Letter dated October 31, 2008**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Form 6-F filed August 6, 2008**
> **File No. 001-32734**

Dear Mr. Novegil:

Based on phone calls with counsel on December 16 and December 19, 2008, it is our understanding you intended to reply to certain comments after the ten business days specified in our letter dated October 31, 2008. As discussed, we are unable to provide any relief from the due dates stated in our letter. We understand some of the issues are complex. However, we urge you to respond to all of the comments in a timely manner.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem at (202) 551-3330 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief